Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2020

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)

(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the

United States of America

	Three months
	ended March 31
	2020	2019

Revenues	$633,831	$485,655

Cost of revenues	435,149	340,698
Selling, general and administrative expenses	158,786	118,662
Depreciation	12,146	8,380
Amortization of intangible assets	11,361	4,307
Acquisition-related items	405	678
Operating earnings	15,984	12,930

Interest expense, net	8,887	3,569
Other expense (income), net	(229)	7
Earnings before income tax	7,326	9,354
Income tax expense (note 7)	1,546	1,209
Net earnings	5,780	8,145

Non-controlling interest share of earnings (note 10)	1,755	1,796
Non-controlling interest redemption increment (decrement) (note 10)	(1,260)	4,020

Net earnings attributable to Company	$5,285	$2,329

Net earnings per share (note 11)
Basic	$0.13	$0.06
		0.06
Diluted	0.13	0.06

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2020	2019

Net earnings	$5,780	$8,145

Foreign currency translation gain (loss)	(6,051)	328
Comprehensive earnings (loss)	(271)	8,473

Less: Comprehensive earnings attributable to non-controlling shareholders	495	5,816

Comprehensive earnings (loss) attributable to Company	$(766)	$2,657

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$118,225	$121,198
Restricted cash	14,959	13,093
Accounts receivable, net of allowance of $14,440 (note 3)
(December 31, 2019 - $13,136)	372,904	393,730
Income tax recoverable	3,376	4,147
Inventories	97,273	94,511
Prepaid expenses and other current assets	41,890	41,457
	648,627	668,136

Other receivables	4,058	4,033
Other assets	4,525	4,955
Deferred income tax	3,061	2,836
Fixed assets	134,426	131,545
Operating lease right-of-use assets (note 6)	130,613	132,893
Intangible assets	353,778	366,224
Goodwill	643,202	644,847
	1,273,663	1,287,333
	$1,922,290	$1,955,469

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$75,009	$76,226
Accrued liabilities	156,199	165,444
Unearned revenues	76,783	74,100
Operating lease liabilities - current (note 6)	31,706	30,622
Long-term debt - current (note 8)	51,149	5,545
Contingent acquisition consideration - current (note 9)	5,786	6,269
	396,632	358,206

Long-term debt - non-current (note 8)	698,835	761,078
Operating lease liabilities - non-current (note 6)	107,723	111,247
Contingent acquisition consideration (note 9)	7,305	8,154
Unearned revenues	12,316	12,593
Other liabilities	46,469	45,403
Deferred income tax	56,237	58,239
	928,885	996,714
Redeemable non-controlling interests (note 10)	170,992	174,662

Shareholders' equity	425,781	425,887
	$1,922,290	$1,955,469

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other	Total
	outstanding		Contributed	earnings	comprehensive	shareholders'
	shares	Amount	surplus	(deficit)	loss	equity

Balance, December 31, 2019	41,495,957	$605,428	$50,789	$(229,874)	$(456)	$425,887

Net earnings	-	-	-	5,285	-	5,285
Other comprehensive earnings	-	-	-	-	(6,051)	(6,051)

Impact of ASU 2016-13 (Topic 326)	-	-	-	(53)	-	(53)

Common Shares:
Stock option expense	-	-	3,969	-	-	3,969
Stock options exercised	120,000	4,535	(924)	-	-	3,611
Dividends	-	-	-	(6,867)	-	(6,867)
Balance, March 31, 2020	41,615,957	$609,963	$53,834	$(231,509)	$(6,507)	$425,781

	Common shares				Accumulated
	Issued and				other	Total
	outstanding		Contributed	Retained	comprehensive	shareholders'
	shares	Amount	surplus	earnings	loss	equity

Balance, December 31, 2018	35,980,047	$148,707	$45,097	$45,537	$(3,115)	$236,226

Net earnings	-	-	-	2,329	-	2,329
Other comprehensive earnings	-	-	-	-	328	328

Impact of ASC 842 - Leases	-	-	-	(338)	-	(338)

Subsidiaries’ equity transactions	-	-	(19)	-	-	(19)

Common Shares:
Stock option expense	-	-	2,855	-	-	2,855
Stock options exercised	134,650	5,342	(1,338)	-	-	4,004
Tax benefit on options exercised	-	-	(924)	-	-	(924)
Dividends	-	-	-	(5,418)	-	(5,418)
Balance, March 31, 2019	36,114,697	$154,049	$45,671	$42,110	$(2,787)	$239,043

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2020	2019
Cash provided by (used in)

Operating activities
Net earnings	$5,780	$8,145

Items not affecting cash:
Depreciation and amortization	23,507	12,687
Deferred income tax	(2,056)	473
Other	3,824	3,134

Changes in non-cash working capital:
Accounts receivable	20,982	8,600
Inventories	(2,130)	3,704
Prepaid expenses and other current assets	(719)	(239)
Payables and accruals	(10,479)	(16,361)
Unearned revenues	2,404	5,656
Other liabilities	(1,294)	721
Contingent acquisition consideration	-	(962)
Net cash provided by operating activities	39,819	25,558

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	-	(25,773)
Purchases of fixed assets	(15,348)	(10,736)
Other investing activities	(183)	(2,329)
Net cash used in investing activities	(15,531)	(38,838)

Financing activities
Increase in long-term debt	17,395	47,534
Repayment of long-term debt	(34,247)	(1,871)
Purchases of non-controlling interests, net	(3,751)	(18,987)
Contingent acquisition consideration	(1,219)	(5,853)
Proceeds received on exercise of stock options	3,611	4,004
Dividends paid to common shareholders	(6,224)	(4,857)
Distributions paid to non-controlling interests	(50)	(1,194)
Other financing activities	-	(268)
Net cash provided by (used in) financing activities	(24,485)	18,508

Effect of exchange rate changes on cash	(910)	197

Increase (decrease) in cash, cash equivalents and restricted cash	(1,107)	5,425

Cash, cash equivalents and restricted cash, beginning of period	134,291	79,844
Cash, cash equivalents and restricted cash, end of period	$133,184	$85,269

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2020

(Unaudited)

(in thousands of US dollars, except per share amounts)

1.       DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, Global Restoration, California Closets, Certa Pro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and Century Fire Protection.

2.       RISKS AND UNCERTAINTIES – Currently, one of the most significant risks and uncertainties is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19. The various “stay-at-home” and social distancing measures are negatively impacting the Company’s ability to do work on the premises of its residential and commercial customers. Many experts predict that the outbreak will trigger, or even has already triggered, a period of global economic slowdown or a global recession.

The emergence of the COVID-19 pandemic in North America at the end of March has had an impact on all our operations. All of our businesses have been designated essential services in at least some of their geographic regions. Despite these exempted designations, the various “stay-at-home” and social distancing measures are negatively impacting the Company’s ability to do work on the premises of its residential and commercial customers. Although results of operations were not significantly affected by COVID-19 for the three months period ended March 31, 2020, it is challenging to predict our financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and ensuing severity of the crisis and its dynamic changes.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, with the exception of the change described below. In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2020 and the results of operations and its cash flows for the three month periods ended March 31, 2020 and 2019. All such adjustments are of a normal recurring nature. The results of operations for the three month period ended March 31, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. The Company adopted Topic 326 using a modified retrospective approach, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings (deficit) to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020 was not material.

Accounting policy for Credit Losses

Accounts receivable: The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for doubtful accounts is found below:

2020
(In thousands)

Allowance for doubtful accounts, December 31, 2019	$13,136
Bad debt expense	2,234
Write-offs to accounts receivable	(1,342)
Recoveries to accounts receivable	397
Adjustment to opening retained earnings	53
Other	(38)
Allowance for doubtful accounts, March 31, 2020	14,440

4.       REVENUE RECOGNITION – Within the FirstService Brands segment, franchise fee revenue recognized in the quarter that was included in deferred revenue at the beginning of the period was $793 (2019 - $834). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized and are amortized over the life of the underlying franchise agreement. Costs amortized in the quarter were $327 (2019 - $395). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at March 31, 2020 was $6,631 (2019 - $6,564). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at March 31, 2020, the aggregate amount of backlog was $316,055. The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Three months
	ended March 31
	2020	2019

FirstService Residential revenue	$339,663	$319,310
FirstService Brands company-owned operations revenue	264,100	135,701
FirstService Brands franchisor revenue	29,275	29,810
FirstService Brands franchise fee revenue	793	834

The Company disaggregates revenue by segment, and within the FirstService Brands segment, further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the cost-to-cost measure of progress method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

5.       ACQUISITIONS – In the quarter, the Company did not complete any acquisitions. In the prior year quarter, the Company completed five acquisitions; the acquisition date fair value of consideration transferred was as follows: cash of $25,773, and contingent consideration of $1,370.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2020 was $13,091 (see note 9). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $13,356 to a maximum of $15,713. The contingencies will expire during the period extending to July 2022. During the three months ended March 31, 2020, $1,219 was paid with reference to such contingent consideration (2019 - $6,815).

6.       LEASES – The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 8 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the three months ended March 31, 2020 was $9,043 (2019 - $7,117).

Other information related to leases was as follows (in thousands):

Supplemental Cash Flows Information, three months ended March 31	2020

Cash paid for amounts included in the measurement of operating lease liabilities	$9,107
Right-of-use assets obtained in exchange for operating lease obligation	$9,921

7.       INCOME TAX – The provision for income tax for the three months ended March 31, 2020 reflected an effective tax rate of 21% (2019 - 13%) relative to the statutory rate of approximately 27% (2019 - 27%). The difference between the effective rate and the statutory rate relates to the differential between tax rates in certain jurisdictions, as well as taxable permanent differences.

8.       LONG-TERM DEBT – The Company has $150,000 of senior secured notes (the “Senior Notes”) bearing interest at a rate of 4.84%. The Senior Notes are due on January 16, 2025, with five annual equal repayments beginning on January 16, 2021.

The Company has a Credit Agreement with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

9.       FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2020:

		Fair value measurements at March 31, 2020
	Carrying value at
	March 31, 2020	Level 1	Level 2	Level 3

Contingent consideration liability	$13,091	$-	$-	$13,091
Interest rate swap liability	1,945	-	1,945

The fair value of the interest rate swap liability was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

Changes in the fair value of the contingent consideration liability are comprised of the following:

2020

Balance, January 1	$14,423
Fair value adjustments	(430)
Resolved and settled in cash	(1,219)
Other	317
Balance, March 31	$13,091

Less: Current portion	5,786
Non-current portion	$7,305

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 2.0% to 2.5%). The following are estimates of the fair values for other financial instruments:

	March 31, 2020		December 31, 2019
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,058	$4,058	$4,033	$4,033
Long-term debt	749,984	767,786	766,623	779,279

10.       REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2020

Balance, January 1	$174,662
RNCI share of earnings	1,755
RNCI redemption increment (decrement)	(1,260)
Distributions paid to RNCI	(50)
Purchases of interests from RNCI, net	(3,751)
Other	(364)
Balance, March 31	$170,992

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of March 31, 2020 was $167,310. The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at March 31, 2020, approximately 1,900,000 such shares would be issued; this would be accretive to net earnings per share.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.       NET EARNINGS PER SHARE – The following table reconciles the basic and diluted shares outstanding:

	Three months ended
(in thousands)	March 31
	2020	2019

Basic shares	41,557	36,030
Assumed exercise of Company stock options	380	467
Diluted shares	41,937	36,497

12.       STOCK-BASED COMPENSATION

Company stock option plan

The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its Founder and Chairman. The stock option plan came into existence on June 1, 2015. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at March 31, 2020, there were 214,500 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. There were 475,000 stock options granted during the three months ended March 31, 2020 (2019 - 438,000). Stock option activity for the three months ended March 31, 2020 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,639,100	$60.26
Granted	475,000	111.36
Exercised	(120,000)	32.08
Shares issuable under options -
End of period	1,994,100	$74.13	3.07	$25,177
Options exercisable - End of period	881,077	$57.13	2.12	$19,970

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2020 was $3,969 (2019 - $2,885). As of March 31, 2020, there was $19,031 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years. During the three month period ended March 31, 2020, the fair value of options vested was $6,811 (2019 - $4,594).

13.       CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

14.       SEGMENTED INFORMATION – The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2020
Revenues	$339,663	$294,168	$-	$633,831
Depreciation and amortization	5,876	17,603	28	23,507
Operating earnings	17,424	4,907	(6,347)	15,984

2019
Revenues	$319,310	$166,345	$-	$485,655
Depreciation and amortization	5,966	6,710	11	12,687
Operating earnings	15,648	3,892	(6,610)	12,930

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended March 31

2020
Revenues	$559,135	$74,696	$633,831
Total long-lived assets	1,010,783	251,236	1,262,019

2019
Revenues	$455,298	$30,357	$485,655
Total long-lived assets	665,300	44,739	710,039

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE three MONTH PERIOD ENDED March 31, 2020

(in US dollars)

May 7, 2020

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2020 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2019. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2020 and up to and including May 7, 2020.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Our operating results for the first quarter were strong. Consolidated revenue growth was 31% relative to the same quarter in the prior year, and resulted in year-over-year gains in operating earnings, earnings per share, and Adjusted EBITDA.

During the past year, we completed various acquisitions in both divisions, which provided additional revenue growth for the first quarter of 2020, including the significant Global Restoration acquisition, which is a market leader in large loss and commercial property restoration.

COVID-19 Impact and Outlook

In light of the impact of the COVID-19 pandemic, with its combined health toll and sharp decline in North American economic activity, our previous operating outlook for 2020, as disclosed in our December 31, 2019 MD&A, is no longer appropriate for the current year. See “Public Health Crisis” below. The emergence of the COVID-19 pandemic in North America during March had a swift impact on our operations across the board. Our highest priority is maintaining the health and safety of our associates and employees, customers and communities, and we have implemented operating practices and procedures to address work-place challenges in this environment. All of our businesses have been designated essential services in at least some of their geographic regions. Despite these exempted designations, the various “stay-at-home” and social distancing measures are negatively impacting our ability to do work on the premises of our residential and commercial customers. It is also challenging to predict our financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and ensuing severity of the crisis and its dynamic changes. We do expect, however, to see a meaningful decline in our second quarter year-over-year financial results, both in terms of top-line growth and operating margins, with a more pronounced effect in our Brands division. To mitigate the financial impact from the coronavirus, we have proactively engaged in cost containment measures across all of our businesses primarily in the form of personnel furloughs and salary cuts, and other discretionary operating and capital expenditure reductions.

Results of operations - three months ended March 31, 2020

Revenues for our first quarter were $633.8 million, 31% higher than the comparable prior year quarter. On an organic basis, revenues were up 6%, with the balance from contribution of acquisitions, most notably Global Restoration.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $43.9 million versus $29.2 million reported in the prior year quarter. Our Adjusted EBITDA margin was 6.9% of revenues, versus 6.0% in the prior year quarter. Consolidated operating earnings for the quarter were $16.0 million, up from $12.9 million in the prior year period. The operating earnings margin was 2.5% versus 2.7% in the prior year quarter.

Depreciation and amortization expense totalled $23.5 million for the quarter relative to $12.7 million for the prior year quarter. The increase is primarily related to depreciation and amortization from recently acquired company-owned operations in our FirstService Brands segment.

Net interest expense was $8.9 million versus $3.6 million recorded in the prior year quarter and is attributable to the increase in our average outstanding debt.

The consolidated income tax rate for the quarter was 21%, compared to 13% in the prior year quarter, relative to the statutory rate of 27% in both periods. The prior year quarter’s tax rate was affected by ASU No. 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which provides that tax effects of deductions in excess of compensation costs (“windfalls”) and tax deficiencies (“shortfalls”) be recorded in income tax expense. The effective tax rate for the full year is expected to be approximately 25%.

Net earnings for the quarter were $5.8 million, versus $8.1 million in the prior year quarter, with the decrease largely attributable to increased depreciation, amortization, and interest expense in the quarter.

The NCI redemption increment for the first quarter was a recovery of $1.3 million, versus an expense of $4.0 million in the prior period, and was attributable to changes in the trailing two-year average earnings of non-wholly owned subsidiaries.

The FirstService Residential segment reported revenues of $339.7 million for the first quarter, up 6% versus the prior year quarter, and driven entirely by organic growth. Top-line performance saw balanced contribution from contract wins and ancillaries, with particular strength in our West Coast markets. Adjusted EBITDA was $23.9 million relative to $21.8 million in the prior year quarter. Operating earnings for the first quarter were $17.4 million versus $15.6 million in the prior year period. Our operating margins were up modestly versus the prior year.

Revenues from FirstService Brands in the first quarter were $294.2 million, up 77% relative to the prior year period. The revenue increase was comprised of 6% organic growth, together with the significant contribution from the large Global Restoration acquisition, as well as other smaller tuck-under acquisitions. Adjusted EBITDA for the quarter was $21.9 million, up from $11.0 million in the prior year period. Operating earnings were $4.9 million versus $3.9 million in the prior year quarter. The improvement in Adjusted EBITDA margin was driven by a shift in mix of our businesses, with contribution from Global Restoration having year-round operations in the current quarter compared to a more seasonal profile for the Brands division in the prior year. The decline in our operating earnings margin was due to the significant amortization of intangible assets associated with the Global Restoration acquisition.

Corporate costs, as presented in Adjusted EBITDA were $2.0 million for the quarter, down from $3.7 million in the prior year period. On a GAAP basis, corporate costs for the current quarter were $6.3 million, compared to $6.6 million in the prior year period.

Summary of quarterly results

(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2020
Revenues	$633,831
Operating earnings	15,984
Net earnings per share:
Basic	0.13
Diluted	0.13

YEAR ENDED DECEMBER 31, 2019
Revenues	$485,655	$573,908	$672,253	$675,594
Operating earnings	12,930	(268,470)	49,698	31,423
Net earnings (loss) per share:
Basic	0.06	(7.48)	0.51	0.13
Diluted	0.06	(7.48)	0.50	0.13

YEAR ENDED DECEMBER 31, 2018
Revenues	$426,456	$495,348	$506,356	$503,313
Operating earnings	11,073	42,350	45,298	28,847
Net earnings per share:
Basic	0.17	0.63	0.72	0.32
Diluted	0.17	0.62	0.70	0.31

OTHER DATA
Adjusted EBITDA - 2020	$43,865
Adjusted EBITDA - 2019	29,150	$65,031	$77,144	$63,857
Adjusted EBITDA - 2018	25,414	$57,118	$59,426	$48,653
Adjusted EPS - 2020	0.37
Adjusted EPS - 2019	0.30	1.12	0.92	0.66
Adjusted EPS - 2018	0.25	0.86	0.89	0.62

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2020	2019

Net earnings	$5,780	$8,145
Income tax	1,546	1,209
Other (income) expense	(229)	7
Interest expense, net	8,887	3,569
Operating earnings	15,984	12,930
Depreciation and amortization	23,507	12,687
Acquisition-related items	405	678
Stock-based compensation expense	3,969	2,855
Adjusted EBITDA	$43,865	$29,150

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; and (v) a stock-based compensation tax adjustment related to a US GAAP change. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2020	2019

Net earnings	$5,780	$8,145
Non-controlling interest share of earnings	(1,755)	(1,796)
Acquisition-related items	405	678
Amortization of intangible assets	11,361	4,307
Stock-based compensation expense	3,969	2,855
Stock-based compensation tax adjustment for US GAAP change	-	(1,344)
Income tax on adjustments	(3,986)	(1,862)
Non-controlling interest on adjustments	(222)	(88)
Adjusted net earnings	$15,552	$10,895

	Three months ended
(in US dollars)	March 31
	2020	2019

Diluted net earnings per share	$0.13	$0.06
Non-controlling interest redemption increment (decrement)	(0.03)	0.11
Acquisition-related items	0.01	0.02
Amortization of intangible assets, net of tax	0.19	0.09
Stock-based compensation expense, net of tax	0.07	0.06
Stock-based compensation tax adjustment for US GAAP change	-	(0.04)
Adjusted EPS	$0.37	$0.30

We believe that the presentation of adjusted EBITDA and adjusted EPS, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted EPS are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

The Company generated cash flow from operating activities of $39.8 million during the three month period ended March 31, 2020, relative to $25.6 million in the prior year period. The increase in operating cash flow was favourably impacted by increased profitability in both divisions, as well as changes in non-cash working capital, primarily the collection of accounts receivable. Notwithstanding the impact of the COVID-19 pandemic, we believe that we will have ample liquidity from existing resources to satisfy the ongoing working capital needs of the Company for the remainder of the year.

For the three months ended March 31, 2020, capital expenditures were $15.3 million. Based on our current operations, maintenance capital expenditures for the year ending December 31, 2020 are expected to be approximately $45 million, subject to further revisions upward or downward depending on the duration and degree of the impact of the COVID-19 pandemic.

In April 2020, we paid a quarterly dividend of $0.165 per common share in respect of the quarter ended March 31, 2020.

Net indebtedness as at March 31, 2020 was $631.8 million, versus $645.6 million at December 31, 2019. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness resulted primarily from purchases of fixed assets and purchases of non-controlling interests. We are in compliance with the covenants within our financing agreements as at March 31, 2020 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $276.8 million of available un-drawn credit as of March 31, 2020.

In relation to acquisitions completed during the past two years, we have outstanding contingent consideration totalling $13.1 million as at March 31, 2020 ($14.4 million as at December 31, 2019) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to July 2022. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of March 31, 2020 will ultimately be paid. During the three months ended March 31, 2020, $1.2 million of contingent consideration was paid (2019 - $6.8 million).

The following table summarizes our contractual obligations as at March 31, 2020:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$738,822	$47,163	$256,270	$435,389	$-
Interest on long-term debt	107,180	27,371	48,138	29,943	1,728
Capital lease obligations	11,162	4,001	5,204	1,942	15
Contingent acquisition consideration	13,091	5,786	7,305	-	-
Operating leases	160,878	27,469	64,960	36,356	32,093

Total contractual obligations	$1,031,133	$111,790	$381,877	$503,630	$33,836

At March 31, 2020, we had commercial commitments totaling $7.1 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our senior notes at a weighted average interest rate of 4.8%.

Redeemable non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2020	2019

FirstService Residential	$64,317	$62,407
FirstService Brands	102,993	108,576
	$167,310	$170,983

The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” (“RNCI”) is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at March 31, 2020, the RNCI recorded on the balance sheet was $171.0 million. The purchase prices of the RNCI may be paid in cash or in our common shares, at the option of FirstService. If all RNCI were redeemed in cash, the pro forma estimated reduction to GAAP diluted net earnings per share for the first quarter of 2020 would be $0.01 and the accretion to adjusted EPS would be $0.02.

Off-balance sheet arrangements

The Company does not believe that it has off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2019, except as noted below.

Credit Losses

On January 1, 2020, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which replaces existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost. The Company adopted Topic 326 using a modified retrospective approach, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings (deficit) to be recognized on the date of adoption with prior periods not restated. The cumulative-effect adjustment recorded on January 1, 2020 was not material.

Accounting policy for Credit Losses

Accounts receivable: The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we have one interest swap in place to exchange the floating interest rate on $100 million of debt under our Credit Agreement for a fixed rate.

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the three months ended March 31, 2020 was $0.5 million (2019 - $0.2 million).

As at March 31, 2020, the Company had $2.6 million of loans receivable from minority shareholders (December 31, 2019 - $2.6 million). The business purpose of the loans receivable is to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on the Company’s cost of borrowing plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares. The holders of common shares are entitled to one vote in respect of each common share held at all meetings of the shareholders of the Company.

As of the date of this MD&A, the Company has outstanding 41,626,357 common shares. In addition, as at the date hereof 1,983,700 common shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common shares as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2020 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Public Health Crisis

FirstService’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises beyond our control, including the current outbreak of COVID-19. On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency. Many governments have likewise declared that the COVID-19 outbreak in their jurisdictions constitutes an emergency. Reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, business closures, quarantines and a general reduction in consumer activity. While these effects are expected to be temporary, the duration and degree of the business disruptions and related financial impact cannot be reasonably estimated at this time.

Such public health crises can result in volatility and disruptions in the supply and demand for various products and services, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect interest rates, credit ratings, credit risk and inflation. The risks to FirstService of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak. Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the North American business and economic environment as a result. At this point, the extent to which COVID-19 may impact FirstService is uncertain; however, it is possible that COVID-19 may have a material adverse effect on FirstService’s business, results of operations and financial condition. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, results of operations and financial condition, the extent of which may be material.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Public Health Crisis” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to credit conditions, consumer spending and demand for managed residential property, particularly in regions where our business may be concentrated.
•	Residential real estate property values, resale rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	A decline in our ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the U.S. dollar on our Canadian dollar denominated revenues and expenses.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	A decline in our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The performance of acquired businesses and potential liabilities acquired in connection with such acquisitions.
•	Changes in laws, regulations and government policies at the federal, state/provincial or local level that may adversely impact our businesses.
•	Risks related to liability for employee acts or omissions, or installation/system failure, in our fire protection businesses.
•	A decline in our performance impacting our ability to pay dividends on our common shares.
•	Risks arising from any regulatory review and litigation.
•	Risks associated with intellectual property and other proprietary rights that are material to our business.
•	Disruptions or security failures in our information technology systems.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Performance in our commercial and large loss property restoration business.
•	Volatility of the market price of our common shares.
•	Potential future dilution to the holders of our common shares.
•	Risks related to our qualification as a foreign private issuer.
•	Although the spin-off is complete, the transaction exposes FirstService to certain ongoing tax and indemnification risks.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements are made as of the date of this MD&A and, unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events, results or circumstances or otherwise.

Additional information

Additional information regarding the Company, including our Annual Information Form for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Further information about us can also be obtained at www.firstservice.com.